Exhibit 99.2

Hello Everyone,

My name is Zeynep from Valuations here at Masterworks.

Today we are pleased to bring you xFxixrxsxtx xTxyxpxex xoxfx xSxtxaxixrxsx by the leading contemporary artist, Christine Ay-Tjoe.

Ay-Tjoe is an expressive, abstract contemporary artist who has achieved international recognition for her vibrant explorations of the human condition in mixed media compositions.

Her market has seen a 51.3% Annual Record Price Growth rate based on data from selected sales occurring from November 2006 to December 2022, and her top auction record is currently $1.73M based on a sale at Christie’s Hong Kong on May 24, 2021.

Executed in 2010, Ay Tjoe created the Artwork as part of a series of Ladder paintings. Paintings from the Ladder series feature etched allusions to stairs that intertwine with large washes of colored paint.

So why do we like this painting? Three reasons:

One: As of November 2022 the market for Chirstine Ay-Tjoe has a Sharpe Ratio of 1.31, the seventh highest of any artist tracked at Masterworks.

Two: We believe this work has potential upside with a similar sales appreciation rate of 31.4% from 2011 through 2021.

Three: Ay Tjoe’s powerful compositions have become increasingly popular amongst collectors in the secondary market, achieving four of her top five records in the last three years.

Thank you so much for joining us, and we look forward to bringing you this incredible work by Christine Ay Tjoe.